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                                                                    EXHIBIT 99.4

                                     [LOGO]

                     RIGHTS OFFERING OF 1,500,000 SHARES OF
                         COMMON STOCK AT $1.25 PER SHARE

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      THE RIGHTS OFFERING WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
                              ,             , 2000, UNLESS WE EXTEND IT.
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To Securities Brokers, Dealers, Commercial Banks, Trust Companies and Other
Nominees:

         This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by Paper Warehouse, Inc. of 1,500,000 shares of our common stock, at a subscription price of $1.25 per share, pursuant to non-transferable rights distributed to holders of record of our common stock as of the close of business on the record date, September 15, 2000. The rights are described in the enclosed prospectus and evidenced by a rights certificate registered in your name or the name of your nominee.

         Each beneficial owner of shares of our common stock registered in your name or the name of your nominee was granted 0.323 rights for every one share of our common stock owned by such beneficial owner on the record date. No fractional rights were granted. If a fractional right was calculated for a beneficial owner as a result of the ratio described above, the number of rights granted to such beneficial owner was rounded down to the nearest whole right. Holders of rights are entitled to purchase one share of our common stock for each whole right granted.

         We are asking you to contact your clients for whom you hold Paper Warehouse, Inc. common stock registered in your name or in the name of your nominee to obtain instructions with respect to the Rights. Enclosed are copies of the following documents:

          1. The prospectus;

          2. The "Instructions as to Use of Paper Warehouse, Inc. Rights Certificate";

          3. A form of letter which may be sent to your clients for whose accounts you hold our common stock registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the rights;

          4. A Notice of Guaranteed Delivery for rights certificates issued by Paper Warehouse, Inc.; and


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          5. A return envelope addressed to Wells Fargo Bank Minnesota, N.A., the subscription agent.

         Your prompt action is requested. The rights offering will expire at
5:00 p.m., New York City time, on             , 2000, unless we extend it.

         To exercise the rights, a properly completed and executed rights certificate (unless the guaranteed delivery procedures are complied with) and payment in full for all rights exercised must be delivered to Wells Fargo Bank Minnesota, N.A. as indicated in the prospectus prior to 5:00 p.m., New York City time, on the expiration date of the rights offering.

         Additional copies of the enclosed materials may be obtained by contacting Wells Fargo Bank Minnesota, N.A., at (800) 380-1372.

                                PAPER WAREHOUSE, INC.



                                Yale T. Dolginow
                                President and Chief Executive Officer


     NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS WILL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF PAPER WAREHOUSE, INC., THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF OUR COMMON STOCK ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.